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                            May 25, 2021

       David W. Crane
       Chief Executive Officer and Director
       Climate Change Crisis Real Impact I Acquisition Corp
       300 Carnegie Center, Suite 150
       Princeton, New Jersey 08540

                                                        Re: Climate Change
Crisis Real Impact I Acquisition Corp
                                                            Amendment No. 4 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 21, 2021
                                                            File No. 001-39572

       Dear Mr. Crane:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed May 21, 2021

       Non-GAAP Financial Measures, page 194

   1. Adjusted EBITDA Plus Change in OEM Deferred Revenue includes an adjustment for deferred revenue under
the GM and Nissan agreements. Please tell us how you
                                                        determined that this
adjustment does not result in a non-GAAP measure that is based on individually-tailored
accounting principles. Refer to Question 100.04 of the Division's
                                                        Non-GAAP Financial
Measures Compliance and Disclosure Interpretations.
 David W. Crane
FirstName  LastNameDavid
                Crisis Real W. Crane
Climate Change              Impact I Acquisition Corp
Comapany
May        NameClimate Change Crisis Real Impact I Acquisition Corp
     25, 2021
May 25,
Page 2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Edward Best